UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

XTI AEROSPACE, INC.

Full Name of Registrant

Former Name if Applicable

8123 InterPort Blvd., Suite C

Address of Principal Executive Office (Street and Number)

Englewood, CO 80112

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XTI Aerospace, Inc. (the “Registrant”) has determined that it is not able to file its quarterly report on Form 10-Q for the quarterly period ended March 31, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Registrant requires additional time to allow its auditors to complete the review of its condensed consolidated financial statements and related portions of the Form 10-Q, in light of the complex accounting treatment relating to certain financial instruments issued in connection with the recent underwritten public offering, which closed on March 31, 2025. The Registrant presently expects to file the Form 10-Q within the extension period of 5 calendar days as provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brooke Turk	(800)	680-7412
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, on March 12, 2024, the Company (formerly known as Inpixon (“Legacy Inpixon”)), Superfly Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and XTI Aircraft Company, a Delaware corporation (“Legacy XTI”), completed a merger transaction pursuant to that certain Agreement and Plan of Merger, dated as of July 24, 2023 and amended on December 30, 2023 and March 12, 2024, whereby Merger Sub merged with and into Legacy XTI with Legacy XTI surviving the merger as a wholly-owned subsidiary of the Company (the “XTI Merger”).

The Registrant expects that its revenues and gross profit for the three months ended March 31, 2025 will be approximately $0.5 million and $0.3 million, respectively.

In addition, the Registrant expects its operating expenses for the three months ended March 31, 2025 to increase by approximately $1.7 million from the comparable period in the prior year primarily as a result of increases in legal and accounting fees relating to capital raising activities, increase in administrative headcount to support operations growth, and increases in public company-related professional fees as the 2024 historical results reflect the operations of a private company, Legacy XTI, from January 1, 2024 through the March 12, 2024 closing date of the XTI Merger.

The Registrant also expects its loss from operations for the three months ended March 31, 2025 to increase by approximately $1.5 million from the comparable period in the prior year primarily as a result of increased operating expenses.

The Registrant believes that its results contained herein for the three months ended March 31, 2025 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the review and filing of the Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-Q and the Registrant’s expected financial results for the three months ended March 31, 2025. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

XTI Aerospace, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 16, 2025	By:	/s/ Brooke Turk
Brooke Turk
Chief Financial Officer